July 23, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Barbara C. Jacobs, Assistant Director
Christine Davis, Assistant Chief Accountant
Morgan Youngwood, Staff Accountant
Maryse Mills-Apenteng, Special Counsel
Jan Woo, Staff Attorney

Re:	E2open, Inc.
Registration Statement on Form S-1 (File No. 333-179558)
Form 8-A (File No. 001-35598)

Acceleration Request

            Requested Date:         July 25, 2012

            Requested Time:        4:00 P.M. Eastern Daylight Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, and Rule 12d1-2 of the Securities Exchange Act of 1934, as amended, E2open, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-1 (File No. 333-179558) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) (the “Registration Statement Acceleration Request”). In connection with the Registration Statement Acceleration Request, the Company hereby requests that the above referenced Form 8-A (File No. 001-35598) also be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the Staff. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Jennifer D. Knapp at (650) 493-9300.

Securities and Exchange Commission

July 23, 2012

In connection with the acceleration request, the Company hereby acknowledges that:

•

should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement on Form S-1 effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement on Form S-1;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement on Form S-1; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature page follows]

* * * *

Sincerely,

E2OPEN, INC.

/s/ Peter J. Maloney

Peter J. Maloney

Chief Financial Officer

cc:	Mark E. Woodward
E2open, Inc.

Larry W. Sonsini, Esq.

Aaron J. Alter, Esq.

Jennifer D. Knapp, Esq.

Wilson Sonsini Goodrich & Rosati, P.C.

Richard A. Kline, Esq.

Christopher J. Austin, Esq.

Goodwin Procter LLP